Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Rodrigo Esquivel

Contact Telephone number:	604-694-0021

Inmet Mining Corporation		Petaquilla Minerals Ltd.
Suite 1000		Suite 1230
330 Bay Street		777 Hornby Street
Toronto, Canada M5H 2S8		Vancouver, Canada V6Z 1S4
Tel:	(1) 416-361-6400	Tel:	(1) 604-694-0021
Fax:	(1) 416-368-4692	Fax:	(1) 604-694-0063

INMET AND PETAQUILLA ANNOUNCE COMMERCIAL AGREEMENT

Toronto and Vancouver, Canada – February 25, 2013: Inmet Mining Corporation (TSX: IMN) (“Inmet”) and its wholly owned subsidiary, Minera Panama S.A. (“MPSA”), and Petaquilla Minerals Ltd. (TSX: PTQ) with certain of its wholly owned subsidiaries (collectively, “Petaquilla”) are pleased to announce the signing of a binding term sheet outlining the agreement of the companies relating to aggregate procurement, land access and use, settlement of certain claims, waiver of royalties to be received by Inmet, and camp site procurement for the mutual benefit of MPSA’s and Petaquilla’s mining operations in the District of Donoso, Panama.

The agreements reflected in the term sheet will be incorporated into a definitive agreement to be executed by the parties. The total value of the arrangements agreed to by the parties is up to US$150 million. Inmet will guarantee the obligations of MPSA under the term sheet and the definitive agreement to be executed between the parties.

The main commercial terms are as follows:

-	MPSA will purchase, and Petaquilla´s infrastructure division will supply, up to US$100 million (a minimum of US$75 million) of aggregates over a three year period for use in the Cobre Panama project;

-	MPSA will lease from Petaquilla´s mining division, for an annual rental of US$1.3 million, certain lands that will be used for temporary and permanent camp space for the Cobre Panama Project; and

-
Petaquilla has applied for mineral exploration concessions which, if granted, could entitle it to mineral exploration rights on land where Cobre Panama project infrastructure will be built. If and when such concessions are granted, certain areas on which Cobre Panama infrastructure will be located shall be formally assigned to MPSA. MPSA shall also have an option to receive an assignment of certain areas of such concessions that are not required by MPSA under the current Cobre Panama project plans.

-	The remaining value of the agreement is comprised of forgiveness of royalties and release of certain monetary claims by Inmet and MPSA.

The term sheet reflects both companies’ commitment to “promote the sustainable development of the Donoso mining district in accordance with the highest national and international social and environmental norms,” said Petaquilla President Rodrigo Esquivel. Steve Botts, CEO and President of MPSA, commented, “I am very pleased we have reached this agreement, which represents a new chapter of collaboration between our companies and signals the continued development of a model mining industry in Panama.”

Petaquilla and Inmet, former joint venture partners, have successfully negotiated other arrangements in the past, namely the 2005 Molejon Gold Project Agreement, which led to Petaquilla’s gold mining operations at its Molejon gold deposit.

About Inmet - Inmet is a Canadian-based global mining company that produces copper and zinc. We have three wholly-owned mining operations: Çayeli (Turkey), Las Cruces(Spain) and Pyhäsalmi (Finland). We have an 80 percent interest in Cobre Panama, a development property in Panama, currently in construction.

About Petaquilla - Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of Panama and has exploration operations at its wholly-owned Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

This press release is also available at www.inmetmining.com and www.petaquilla.com.

Inmet Mining Corporation
Flora Wood
Director, Investor Relations
+1 416 361 4808
www.inmetmining.com

Petaquilla Minerals Ltd.
Nicolas Ricciardi
Vice President, Investor Relations
+1 604 694-0021
+1 416-572-2411
1 877 694-0021
www.petaquilla.com